SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
BPW Acquisition Corp.
(Name of Subject Company)
BPW Acquisition Corp.
(Names of Person(s) Filing Statement)
Common Stock Warrants
(Title of Class of Securities)
055637110
(CUSIP Number of Class of Securities)
Gary S. Barancik
Chief Executive Officer
750 Washington Boulevard
Stamford, Connecticut 06901
(203) 653-5800
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)
WITH COPIES TO:
Matthew M. Guest, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000
☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
          This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to the offer by The Talbots, Inc., a Delaware corporation (“Talbots”), to exchange (the “Exchange Offer”) each outstanding warrant (the “BPW Warrants”) to acquire shares of common stock of BPW Acquisition Corp. (“BPW”) for shares of common stock, par value $0.01 per share, of Talbots (the “Talbots Common Stock”) or warrants to acquire shares of Talbots Common Stock (the “Talbots Warrants”).
          Talbots has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 dated March 1, 2010 (the “Registration Statement”), relating to the Exchange Offer. The terms and conditions of the Exchange Offer, as well as descriptions of BPW and Talbots and other information required by Schedule 14D-9, are set forth in the prospectus/offer to exchange that is part of the Registration Statement, and the related Letter of Election and Transmittal, which is filed as Exhibit 99.07 to the Registration Statement (collectively, the “Offer to Exchange”).
          Pursuant to the Offer to Exchange, each BPW Warrant validly tendered and not withdrawn in the Exchange Offer will be exchanged, at the election of the holder of such warrant, for either (i) a number of shares of Talbots Common Stock (the “Common Stock Exchange Ratio”) equal to the greater of (a) 0.09853 and (b) the quotient (rounded to the nearest one hundred-thousandth) obtained dividing $1.125 by the average of the daily volume weighted average prices per share (calculated to the nearest one-hundredth of one cent) of shares of Talbots Common Stock, on the New York Stock Exchange over the 5 consecutive trading days immediately preceding the date of completion of the merger (the “Merger”) contemplated by the Agreement and Plan of Merger, dated as of December 8, 2009, by and among Talbots, Tailor Acquisition, Inc., and BPW, as amended by the First Amendment to the Agreement and Plan of Merger, dated as of February 16, 2010 (the “Merger Agreement”), provided that if such quotient is greater than 0.13235, such quotient shall be deemed to be 0.13235, and if such quotient is less than 0.09000, then such quotient shall be deemed to be 0.09000, or (ii) a number of Talbots Warrants, based on an exchange ratio equal to the product obtained by multiplying 10 times the Common Stock Exchange Ratio, subject, in each case, to the election procedures and proration procedures described in the Offer to Exchange. The information incorporated herein by reference is considered to be a part of this Statement, except for any information that is superseded by information included directly in this Statement.
Item 1. Subject Company Information.
          The name of the subject company is BPW Acquisition Corp., a Delaware corporation. The principal executive offices of BPW are located at 750 Washington Boulevard, Stamford, Connecticut 06901 and its telephone number is (203) 653-5800.
          The title of the class of securities to which this Statement relates is warrants exercisable for common stock, par value $0.0001 per share, of BPW Acquisition Corp. As of the date of this Statement, there were BPW Warrants to purchase 49,776,471 shares of BPW common stock outstanding, of which BPW Warrants to purchase 14,372,089 shares of BPW common stock are held by Perella Weinberg Partners Acquisition LP and BNYH BPW Holdings LLC, the sponsors of BPW, BPW Warrants to purchase 404,382 shares of BPW common stock are held by the independent directors on BPW’s board of directors (referred to as the non-sponsor founders), and BPW Warrants to purchase 35 million shares of BPW common stock are held by public warrantholders.
Item 2. Identity and Background of Filing Person.
          The name, address and telephone number of BPW, which is the person filing this Statement, are set forth in Item 1 above.
          The Exchange Offer is described in the Offer to Exchange and the Tender Offer Statement on Schedule TO filed with the SEC by Talbots and dated as of March 1, 2010, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC by Talbots on March 9, 2010. The Exchange Offer is being made in accordance with the Merger Agreement, which is included as Appendix A to the Offer to Exchange. The information set forth in the Offer to Exchange is incorporated herein by reference.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
          Except as set forth herein or incorporated herein by reference, to the knowledge of BPW, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between BPW or its affiliates and (1) BPW’s executive officers, directors or affiliates or (2) Talbots or Talbots’ executive officers, directors or affiliates. The information set forth in “Summary,” “Risk Factors,” “Background of the Merger and the Offer,” “The Offer,” “The Merger Agreement,” “The BPW Sponsors’ Agreement,” “The BNYH Agreement,” “The Aeon Repurchase, Repayment and Support Agreement” and “Schedule I: Information Concerning Members of the Board of Directors and the Executive Officers of Aeon Co., Ltd.” in the Offer to Exchange, and the information set forth in Items 10 through 13, inclusive, of the BPW Form 10-K filed with the SEC on March 30, 2009, are incorporated herein by reference.
     On March 6, 2010, a Stipulation (the “Stipulation”) entered into by Talbots, the Talbots board of directors; AEON (U.S.A.), Inc.; BPW; Perella Weinberg Partners LP, an affiliate of Perella Weinberg Partners Acquisition LP; the Vice Chairman, Chief Executive Officer, and Senior Vice President of BPW and John C. Campbell (“Plaintiff”) was filed in the Court of Chancery of the State of Delaware (the “Chancery Court”) with respect to the previously disclosed putative class and derivative action captioned Campbell v. The Talbots, Inc., et al., C.A. No. 5199-VCS.
     Pursuant to the Stipulation, Plaintiff has withdrawn its motion for a preliminary injunction to enjoin consummation of the proposed merger and related transactions between Talbots and BPW. In exchange, Talbots has agreed to implement and maintain certain corporate governance measures, subject to the terms and conditions specified in the Stipulation. The Stipulation does not constitute dismissal, settlement or withdrawal of Plaintiff’s claims in the litigation and there is no assurance the parties will finally settle and discharge such claims. The defendants believe the litigation is without merit. They have moved to dismiss the complaint and intend to defend against the claims vigorously.
Item 4. The Solicitation or Recommendation.
          The BPW board of directors (the “Board”) unanimously recommended that the stockholders of BPW vote to approve the Merger, and the successful completion of the Exchange Offer, including the satisfaction of the condition to the Exchange Offer that at least 90% of the BPW Warrants issued in BPW’s initial public offering shall have been validly tendered and not withdrawn prior to the expiration of the Exchange Offer, is a precondition to the consummation of the Merger. If BPW liquidates before completing the Merger or another business combination, there will be no distribution with respect to the BPW Warrants, which will expire worthless if BPW liquidates before the completion of its initial business combination.
          Neither BPW nor the Board has made a determination whether the Exchange Offer is fair to or in the best interests of BPW warrantholders and is not making a recommendation regarding whether BPW warrantholders should accept the Exchange Offer and tender their warrants, and if so how many BPW Warrants to tender, or reject the Exchange Offer and not tender their BPW Warrants. BPW believes that a warrantholder’s decision regarding whether or not to tender BPW Warrants in the Exchange Offer and, if so, how many BPW Warrants to tender, is a personal investment decision based upon each individual warrantholder’s particular circumstances. BPW believes that each warrantholder should review the Offer to Exchange, consult with such warrantholder’s financial, tax and accounting advisors and make an independent determination.
          In connection with the Exchange Offer, all of the BPW Warrants held by the sponsors and the non-sponsor founders will be exchanged for Talbots Common Stock based on the Common Stock Exchange Ratio. None of BPW’s directors other than the non-sponsor founders, and none of BPW’s officers, directly own any BPW Warrants. Based upon publicly available documents and records on file with the SEC and other public sources, as of the date of this Statement, Talbots does not own any BPW Warrants. The information set forth in “Summary—Interests of Certain BPW Directors and Officers,” “The Offer—Interests of Certain BPW Directors and Officers,” “The Offer—Certain Relationships with BPW,” “The BPW Sponsors’ Agreement,” and “The BNYH Agreement,” in the Offer to Exchange is incorporated herein by reference.
Item 5. Person/Assets Retained, Employed, Compensated or Used.
          The underwriters of BPW’s initial public offering, including Citigroup Global Markets, Inc. (“Citigroup”), may provide assistance to Talbots, BPW and their respective directors and executive officers in connection with the Merger and the Exchange Offer. In connection with entering into the Merger Agreement, BPW entered into an agreement with Citigroup pursuant to which the deferred underwriting fees payable by BPW at the completion of the Merger were reduced by approximately 50%. As a result, $7,700,000 of the underwriting commissions relating to BPW’s initial public offering are deferred pending completion of BPW’s initial business combination, and the underwriters have a financial interest in the successful outcome of the Merger and the Exchange Offer. In addition, BPW has engaged Citigroup as its capital markets adviser in connection with the Merger whereby, pursuant to an engagement letter dated as of December 7, 2009 and in addition to any deferred underwriting commissions payable to Citigroup in connection with BPW’s initial public offering, BPW has agreed to pay to Citigroup an advisory fee of $2,500,000 promptly upon completion of the Merger. The completion of the Merger is conditioned upon completion of the Exchange Offer.
Item 6. Interest in Securities of the Subject Company.
          Except as incorporated herein by reference, no transactions in BPW Warrants have been effected during the past 60 days by BPW, or, to the knowledge of BPW, by any of its executive officers, directors or affiliates. The information set forth in “The Offer—Interests of Certain BPW Directors and Officers,” “The BPW Sponsors’ Agreement,” and “The BNYH Agreement” in the Offer to Exchange is incorporated herein by reference.
Item 7. Purposes of the Transaction and Plans or Proposals.
          Except as set forth herein or in the Offer to Exchange, BPW is not currently undertaking or engaged in any negotiations in response to the Exchange Offer that relate to (1) a tender offer for or other acquisition of BPW’s securities by

BPW or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving BPW; (3) a purchase, sale or transfer of a material amount of assets of BPW; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of BPW. Except as set forth herein or in the Offer to Exchange, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Exchange Offer that relate to one or more of the events referred to in the preceding sentence. The information set forth in “Summary,” “Risk Factors,” “Background of the Merger and the Offer,” “The Offer—Purpose of the Offer; the Merger; No Dissenter’s Rights,” “The Offer—Source and Amount of Funds,” “The Offer—Litigation,” “The Merger Agreement,” “The BPW Sponsors’ Agreement,” “The BNYH Agreement,” “The Debt Commitment Letter” and “The Aeon Repurchase, Repayment and Support Agreement” in the Offer to Exchange is incorporated herein by reference.
     On March 6, 2010, the Stipulation entered into by Talbots, the Talbots board of directors; AEON (U.S.A.), Inc.; BPW; Perella Weinberg Partners LP; the Vice Chairman, Chief Executive Officer, and Senior Vice President of BPW and the Plaintiff was filed in the Chancery Court.
     Pursuant to the Stipulation, Plaintiff has withdrawn its motion for a preliminary injunction to enjoin consummation of the proposed merger and related transactions between Talbots and BPW. In exchange, Talbots has agreed to implement and maintain certain corporate governance measures, subject to the terms and conditions specified in the Stipulation. The Stipulation does not constitute dismissal, settlement or withdrawal of Plaintiff’s claims in the litigation and there is no assurance the parties will finally settle and discharge such claims. The defendants believe the litigation is without merit. They have moved to dismiss the complaint and intend to defend against the claims vigorously.
Item 8. Additional Information.
          The information set forth in the Offer to Exchange is incorporated herein by reference.
Item 9. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference herein to Exhibit 99.07 of the Registration Statement on Form S-4 of The Talbots Inc., filed on March 1, 2010)*

(a)(1)(B)	Internal Revenue Service Form W-9 (included with the Form of Letter of Election and Transmittal and incorporated by reference herein to the Registration Statement on Form S-4 of The Talbots Inc., filed on March 1, 2010)*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference herein to the Registration Statement on Form S-4 of The Talbots Inc., filed on March 1, 2010)*

(a)(1)(D)	Form of Letter to Clients (incorporated by reference herein to the Registration Statement on Form S-4 of The Talbots Inc., filed on March 1, 2010)*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus/Offer to Exchange, dated March 1, 2010, of The Talbots Inc. (incorporated by reference herein to the Registration Statement on Form S-4 of The Talbots Inc., filed on March 1, 2010)*

(a)(5)(A)	Class action complaint filed in Campbell v. The Talbots, Inc. et al., Docket No. C.A. 5199-MG (Court of Chancery of the State of Delaware) (incorporated by reference to Exhibit 99.07 of the registration statement on Form S-4/A of The Talbots, Inc., filed on January 21, 2010)

(a)(5)(B)	Stipulation filed on March 6, 2010 (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on March 9, 2010)

(e)(A)	Items 10 through 13 of BPW’s Annual Report on Form 10-K for the year ended December 31, 2008 (incorporated by reference herein to the Form 10-K of BPW, filed on March 30, 2009)

(e)(B)	The information set forth in “Summary,” “Risk Factors,” “Background of the Merger and the Offer,” “The Offer,” “The Merger Agreement,” “The BPW Sponsors’ Agreement,” “The BNYH Agreement,” “The Aeon Repurchase, Repayment and Support Agreement” and “Schedule I: Information Concerning Members of the Board of Directors and the Executive Officers of Aeon Co., Ltd.” in the Prospectus/Offer to Exchange, dated March 1, 2010, of The Talbots Inc. (included with the Prospectus/Offer to Exchange, dated March 1, 2010, of The Talbots Inc. and incorporated by reference herein to the Registration Statement on Form S-4 of The Talbots Inc., filed on March 1, 2010)*

(g)	Not applicable.

*	Included in copies distributed to BPW warrantholders.

SIGNATURE
          After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 14D-9 is true, complete and correct.

BPW Acquisition Corp.
By:	/s/ Gary S Barancik
	Name:	Gary S Barancik
	Title:	Chief Executive Officer
Dated: March 9, 2010

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